Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Overview

We are seeing improved fundamentals in virtually all of our businesses, which confirms to us that the economic recovery has begun to take hold. As a result, our operations performed well in the first quarter and should continue to do so for the balance of the year. And while we are cognisant of the broad set of challenges the world has in front of it, we believe that this continues to be an exceptional period of time to be acquiring assets, as virtually everything we have been purchasing has been done so at meaningful discounts to replacement cost. This enables us to have a significant margin of safety with these acquisitions, and the potential to generate very attractive returns over the longer term.

Among the various transactions we are working on, two moved from passive debt holdings into active negotiations during the quarter. The first is our bid to assist General Growth to recapitalize itself, and the second is our involvement with a portfolio of office properties in Washington, D.C. While each is important to us, they have already received more than their fair share of press. So before covering these, we would like to tell you about how we are doing otherwise.

Operating Results

Our renewable power business experienced favourable hydrology conditions that enabled us to generate electricity at a level above the long-term average. Furthermore, the long-term profile of our contracts enabled us to generate strong cash flows, despite lower spot energy prices across North America. We achieved average revenues for the quarter of $81 per megawatt hour compared with $73 per megawatt hour last year. Assuming average water conditions, this should enable us to produce strong returns for 2010.

During the quarter, we acquired a 15 megawatt hydro facility in Maine and completed construction of two projects in Brazil totalling 65 megawatts, which are now operational. We also signed contracts for the sale of electricity for two new development projects which enabled us to launch construction. These included a 20-year contract on a 165 megawatt ±$425 million wind facility in southern Ontario and a 40-year contract on a 45 megawatt ±$200 million hydro facility in British Columbia.

Our commercial office business generated stronger cash flows in the current quarter than in 2009. Leasing was strong in Canada and Australia, and for the first time in two years, picked up in virtually all markets across the U.S.  Occupancy in our portfolio remains solid and we believe that rental rates have bottomed in most global markets. Decisions which had been delayed on space requirements are now back on the agenda with most corporations. In this regard, we leased approximately 3 million square feet of space in our portfolio, which was more than 50% of the total space leased in all of 2009.

We continue to advance the leasing and construction of three new signature office projects. Our 1.2 million square foot Bay Adelaide Centre in Toronto is complete and now close to 80% leased. Our 930,000 square foot property in Perth is 75% leased to BHP Billiton and scheduled for completion in 2011, and our 800,000 square foot Faria Lima property in central São Paulo is now 30% complete, with substantial leasing demand. We also added an office development site in London to our future pipeline.

Subsequent to quarter end, we received all regulatory and shareholder approvals to convert our 90% owned Canadian office company into a REIT. Subject to price and capital allocation decisions, our intention will be to decrease our interest in this entity over time, and turn this into a widely held large

1 | Brookfield Asset Management Inc. – 2010 Q1 Letter to Shareholders

capitalization REIT in the Canadian market, while at the same time liberating capital to be redeployed elsewhere in our operations.

Our residential housing operations outside of the U.S. achieved strong results in the first quarter. The Canadian industry has been consistently strong, driven in part by a favourable environment which we expect to continue. In Australia, residential demand was strong enough that it led the government to continue to raise rates to cool the market. Brazil has also been robust, with strong demand across the board. Finally, in the U.S., residential housing appears to have passed through the bottom of the cycle.

As a further indication of what is occurring globally, our timber operations had their first good month in over two years in April and reported reasonable cash flows. Orders began to increase across North America, and for the first time ever, Chinese demand was meaningful for our business. It is expected that our timber operations will report substantially increased results for 2010, although not yet at the expected average level of cash flow. We have been “storing our trees” over the past few years, so as prices increase we will begin to sell our surplus inventory. As a result, for a period of time the cash flows from this business should exceed the average levels expected over the longer term.

Our regulated transmission, rail and port operations contributed stable returns, as one would expect from regulated rate-base businesses. On a positive note, we agreed with our constituents to a new five-year tariff for our coal terminal in Australia. With all parties’ consent we have filed approval of these rates with regulators. In our other port operations, volumes increased 15% year-over-year, as inventory restocking pushed shipments of goods higher globally. In our pipeline business in the U.S., we have an agreement in principle to settle the issues encountered on the NGPL pipeline with the U.S. Federal Regulatory Energy Commission.

A number of our restructuring fund investments, which by their nature are cyclical investments, have seen dramatic positive changes in their business outlook over the past six months. This includes our investments in Norbord and Ainsworth, both of which produce OSB panelboard products. OSB prices started the year near $150 per unit and closed in on $400 in the past few weeks. During the quarter, we sold nine million shares of Norbord for $150 million in order to enhance the float of the company, although we continue to own 63% on a fully diluted basis. At the same time, we reached agreement to acquire a further 25% of Ainsworth, an investment held for many years in our restructuring fund, from another large holder, increasing our interest in this company to 53%, subject to competition and anti-trust approvals. Once this is in place, we will consider our options for both of these investments.

For the balance of this year and next, we expect to focus on investing substantial amounts of capital. In this regard, it has been difficult to keep up with the number of very attractive opportunities which are finding their way to us. We are working hard to maintain our financial flexibility and not stretch our human resources, in order to be in a position to respond quickly to the exceptional transactions.

And while we are always harvesting some capital in order to fund new growth opportunities in our operations, we believe that on balance, most of our assets continue to have major value increases coming as the full recovery takes hold. Furthermore, a vast majority of the assets we recently purchased are still being operationally improved and integrated into our risk and financing plans. It will take time for the full value of many of these assets to completely surface.

How We Generate Returns

As many of you know, from time to time we like to use these shareholder letters to describe various areas of our business to you in more detail. This quarter, we decided to focus on how we attempt to differentiate ourselves from others, and how we generate value for you.  The following attempts to capture this.

Simply stated, our business strategy is to provide world-class asset management services on a global basis, focused on real assets such as property, renewable power and infrastructure assets.

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Our business model is to utilize our global reach to identify and acquire high quality assets at favourable valuations, finance them prudently, and then enhance the cash flows and values of these assets through our leading operating platforms to achieve reliable attractive long-term total returns for the benefit of our clients and the company.

We focus on assets and businesses that form part of the critical backbone of economic activity, such as generating reliable clean electricity, providing high quality office space in major urban markets, or transporting goods and resources to or from key locations. These assets and businesses typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provides stability in cash flows, strong operating margins and value appreciation over the longer term.

Our business is organized into a number of operating groups that we have established over many years, and is comprised of more than 15,000 employees. These groups, with their broad operating capabilities and expertise, enable us to maximize the value of our operating assets, businesses and investments.

To facilitate an efficient and risk averse way to finance our business, we have established a number of private and public entities to enable our clients and other investors to participate with us in the ownership of these assets. Our clients are sovereign wealth funds, pension funds, insurance companies, high net worth individual investors and retail customers on a global basis. These funding entities provide us with additional capital, and often provide compensation for our efforts on their behalf, which enables us to increase operating cash flow per share at a faster rate than if we relied solely on deploying our own capital. These activities also provide us with additional capital to pursue a broader range of transactions and expand our operating base without straining our own resources, as well as establishing important relationships with many of the world’s premier global investors.

We often get asked how we are compensated in our asset management business, and how we differ from other asset management companies. We believe that we differ in three important ways.

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The first is the industry leading operating platforms we have built up over many years. Our commitment to maintaining these platforms has enabled us to attract and retain best-in-class people and gives us the capability to maximize the long-term cash flows and values of our assets.

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The second difference is our substantial permanent capital base which today is approximately $33 billion. As a result, we are in a position to commit substantial amounts of capital to the same investment strategies alongside our clients. This invested capital aligns our interests with our clients, generates substantial cash flows to reinvest and provides a solid capitalization to further enhance our role as a reliable sponsor of investment transactions.

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The third difference is how we seek to benefit from managing assets for our clients and investment partners. The significant annual cash flow that we generate on our own capital, and the scale of our operations allow us to fund our activities without being overly dependent on large base management fee streams to cover the operating costs that we incur. And while we often receive fees from clients, our capital base enables us to be more open to earning returns in the form of equity participations or other long-term interests which typically align well with our clients and co-investors.

As examples, the following are some of the ways we benefit from these asset management activities:

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In many cases, we are compensated in a traditional manner, which includes a base management fee and some form of incentive return that is based on performance. As noted above, our strong cash flow position allows us to skew our returns towards performance based compensation if we choose.

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Another way we generate returns is to assume certain risks from others, and therefore our rewards are commensurately higher or if we are wrong, lower. For example, in the case of our 50%-owned Canadian Brookfield Renewable Power Fund, we purchase almost all of the electricity generated by it at a fixed rate. This provides the other investors in the Fund with cash flow stability to support a reliable payout distribution policy, consistent with the profile of the Fund. On the other hand, it provides us with additional electricity and an increased opportunity to participate in future increases (or decreases) in electricity prices.

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We also list some of our business units on public stock exchanges. For example, we took our Brazilian residential business public on the Bovespa in 2006 and since then we have completed two mergers and two further equity financings. While we have earned no direct compensation in respect of the capital provided by other shareholders in the business (i.e., no fees or promotes are paid to us by the other shareholders), these financings enabled us to establish an initial value for the business greater than when we invested in the business, and also allowed us to expand into new geographic markets and the important middle-income segment without committing additional capital resources from our own balance sheet. The company had a record year in 2009 and we have benefitted from our participation in these increased returns as an investor, far greater than that we would have been able to, if we had not taken the company public.

There are many other ways we utilize our asset management activities to generate returns, and we will try to point these out to you in the future. In the interim, rest assured that our focus is on generating the maximum amount of value out of our franchise on a per share basis. We are never too concerned how we earn this value, or in what form it comes. On the other hand, we are very focused on ensuring we generate solid returns for our clients, and that the value of our asset management franchise ultimately accrues to our shareholders.

International Financial Reporting Standards (IFRS) Balance Sheet

Over the past year, we have provided supplementary disclosure on how our IFRS statements will look once IFRS accounting is adopted by us. As you will see in our detailed materials, we have now fully converted our financial statements to IFRS accounting, and the March 31 balance sheet as well as the first quarter results are completed under these standards.

While no accounting methodology is perfect, we believe IFRS accounting is the most representative of the true underlying economics of a business such as ours. As a result, for the first time we believe our adjusted balance sheet, cash flow and income statement represent a close approximation of the tangible asset value of the company (value of assets with no value reflected for the franchise). And while we are sure we will have to refine our disclosures over the next year to get it “right” for you, we believe that at the end of that period, you will have a much greater understanding of our company. An abridged balance sheet is as follows:

($billions)
Assets	$66.0

Corporate debt	$3.5
Non-recourse liabilities	22.5
Other payables	7.0
Equity of the business	33.0
$66.0

The $33 billion of permanent equity, which includes deferred taxes, (which assumes we liquidate the business; something we do not intend to do) supports a $66 billion balance sheet with approximately $26 billion of liabilities, only $3.5 billion of which are recourse to the parent company. On top of this, we

4 | Brookfield Asset Management Inc. – 2010 Q1 Letter to Shareholders

manage a further ±$40 billion of client assets both in private funds and public securities which are not consolidated onto our balance sheet.

On an adjusted IFRS value basis, the underlying value of the company for a common shareholder increased to $29.09 from $28.53 at year end. Adding to that, the $0.13 dividend received by shareholders, this resulted in approximately a 10% annualized return during the quarter. Furthermore, this excludes any revaluation of our power or utilities operations as we have chosen to revalue these only once a year.

General Growth

Background:

Two years ago, prior to General Growth entering bankruptcy in the U.S., we approached General Growth to complete a “pre-packaged” recapitalization plan with us. Events overtook us but we were fortunate to have completed extensive due diligence on General Growth in order to understand the assets, and the management platform that they had. During early 2009, this led us to both acquire a significant debt position in the company, and more importantly, to educate a number of our institutional clients on our thesis that General Growth was a company which fit the profile of the perfect restructuring candidate. These actions led us to an agreement with General Growth in the first quarter of 2010 on our sponsorship, with a number of our Real Estate Turnaround Fund partners, of a recapitalization plan for General Growth, that was shortly thereafter supplemented with investments alongside us by two best-in-class investors, Pershing Square Capital and Fairholme Capital, all of whom have been exceptional partners.

Our view of General Growth was and is very simple. General Growth is a great company, which has excellent assets and whose scale, quality and platform would be impossible to replicate other than possibly by paying substantial premiums to tangible value for assets over a very long period of time. Other than a few events conspiring to cause the company a number of issues (too much short-term debt, the total shut-down of the capital markets, and a consumer-led U.S. recession), this opportunity would never have been available.

Too often we see companies with broken operating models in bankruptcy. Restructuring these companies is very hard work and sometimes the price at which you acquire your debt does not justify the risk taken. We try to avoid these situations. On the other hand, the great restructurings involve a company which is experiencing temporary issues due to market conditions or one which is overleveraged, causing stock market investors to value it at liquidation value instead of as a going concern.

General Growth has outstanding assets, great people, and a business which we believe will continue to grow. Seldom have premier retail shopping malls sold at capitalization rates above 6.5%. We believe that General Growth’s portfolio, with appropriate sponsorship, has the potential to trade at lower capitalization rates (i.e., higher values) than this as the going-in cash flows are unduly suppressed because of what they have had to endure for the last two years. As a result, growth rates should be far greater than comparable portfolios and overall returns higher.

Our Plan:

Our plan will result in new General Growth (“GGP”) emerging from bankruptcy on a standalone basis with one of the largest premier quality portfolios of retail shopping malls in the U.S.  GGP will emerge with strong cash flows, a restructured balance sheet, and predominantly long-term non-recourse debt. On emergence, existing shareholders will own approximately 34% of GGP, which will be one of the largest, high quality publicly traded real estate entities in the U.S., and the second-largest retail shopping mall company in the U.S.  GGP will have a prudently capitalized balance sheet, and extended maturities on virtually all of its property financings, and no corporate debt, other than a $1.5 billion newly structured corporate facility.

5 | Brookfield Asset Management Inc. – 2010 Q1 Letter to Shareholders

We believe that the Brookfield sponsored stand-alone recapitalization plan agreed to with General Growth provides an exceptional investment opportunity for existing shareholders as compared to selling the company today. Our plan is to assist GGP to grow, including re-establishing capital markets credibility, lowering the company’s cost of capital, redeveloping existing properties and expanding internationally.

The Alternative Plans:

General Growth’s largest competitor has made proposals to buy the company and alternative proposals to become a large investor in the company. We are very pleased with the support for our vision of the value of the General Growth franchise through our recapitalization plan which enables shareholders to participate in the future of General Growth. In our view, this is the wrong time to sell the company.  A General Growth shareholder who would like to sell their shares has access to liquidity in cash today in the stock market, and the alternative of receiving a competitors’ stock at valuations much higher than that of the current multiple of General Growth makes no sense. Should any shareholder wish to buy these shares, they have ready access to this in the open market today.

In regards to the other alternative plan, in very simple terms, the idea of an investment in General Growth by its largest competitor is absurd. They suggested our plan should be rejected because we are receiving warrants as consideration for our commitment and sponsorship. No doubt, should they try to buy the company again in the future, the warrants will make them pay a little more. However, the amount is irrelevant to long-term returns for shareholders and the opportunity presented by the Brookfield sponsored plan is much more substantial. To put this into perspective, the value of the warrants is less than 2% of enterprise value, and therefore not meaningful to the long-term value proposition of a $30 billion company.

Summary:

With our plan, we have $2.6 billion reasons, and no conflicts, to assist General Growth to enhance the value of their company for the benefit of all shareholders. On the other hand, if the largest competitor is able to acquire a negative control block (they may not technically control General Growth with their investment, but nobody else can ever buy the company and they will never have an incentive to sell it should an appropriate opportunity arise) they have every reason to frustrate the ongoing success of General Growth to the benefit of themselves. The business conflicts which will inevitably arise are insurmountable. This includes employee retention issues, potential corporate opportunity conflicts, issues with retailers and most importantly the anti-trust issues, which would result from this type of situation on a day-to-day basis. The story is as simple as, if given the choice, would any company willingly sell 25% of its shares to its major competitor. Think about this in the context of Wells Fargo and JP Morgan, Pepsi and Coke, Apple and Microsoft, or Target and Walmart.

Portfolio of Washington Properties

We also acquired approximately 50% of the unsecured bank debt of a +$2.5 billion portfolio of office properties in Washington D.C. The portfolio has term financing at the asset level but defaulted on the interest payments on its unsecured debt. We were approached to assist with this portfolio after the ownership group defaulted on its obligations, which eventually led to us purchase the unsecured bank debt to assist a number of financial institutions.

Alternative outcomes include the borrower repaying our lending group at par plus accrued interest, or working out a mutually satisfactory reorganization for all involved. In the meantime we have started foreclosure proceedings which may entail us taking title to the assets, or the borrower may decide to try to stop us from doing so by filing the borrowing entity into bankruptcy. We believe our loan is well secured, and we will achieve a favourable outcome under virtually all circumstances.

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Summary

We remain committed to being a world-class asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas.

J. Bruce Flatt
Chief Executive Officer
May 6, 2010

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words, “potential,” “scheduled,” “future,” “intention,” “intend,” “begin,” “typically,” “pursue,” “often,” “ensuring,” “emerging,” “grow,” “plan,” “expect,” “predominantly,” “believe,” “objective,” “continue,” “enable,” “generating,” “generate,” “maintain,” “coming,” “providing,” “expand,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “would” and “should” are predictions of or indicate future events, trends or prospects which performance of our operations in 2010; opportunities to acquire assets; our potential to generate returns over the longer term; our beliefs about commercial rental rates; advancement and scheduled completion of our office projects; maintenance of our financial flexibility; our ownership interest in our Canadian office unit; our expectations about the residential housing industry and our timber operations; our plans to sell our surplus timber inventory; our options in connection with our investments in Norbord and Ainsworth; our expectations regarding our capital investments; our beliefs about future increases in and maximization of the value of our assets; our ability to increase cash flow resulting from capital provided by our clients and to pursue transactions and expand our operating base; how we differ from other asset management companies; our beliefs about IFRS accounting and the IFRS presentation of our balance sheet; our beliefs about the future of General Growth and our recapitalization plan for General Growth; our beliefs about our investment in a portfolio of office properties in Washington D.C.; our primary objective to increase cash flows on a per share basis; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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